                        December 19, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549
Attention: Mr. John Reynolds

Re:  Highbury Financial Inc.
    Registration Statement on Form S-1 (File No. 333-127272)

Dear Mr. Reynolds:

In connection with the above-referenced Registration Statement, on behalf of the Representative of the proposed Underwriters, we wish to advise you that the Representative requests that the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 New York City time, on December 21, 2005, or as soon thereafter as practicable.

In making the foregoing request, we confirm that we are aware of our obligations under Rule 460 under the Securities Act of 1933, as amended, and that in compliance therewith, we have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will be invited to participate in the distribution of the securities registered thereunder. We further confirm that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses. Between October 28, 2005 and December 19, 2005 (48 business hours before proposed effectiveness of the Registration Statement) we distributed (i) 183 copies of the Preliminary Prospectus dated October 28, 2005, of which no copies were distributed to other underwriters and approximately 183 to investors, including individuals and institutions, and (ii) 266 copies of the Preliminary Prospectus dated December 6, 2005, of which no copies were distributed to other underwriters and approximately 266 to investors, including individuals and institutions. Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters. The underwriting arrangements have been described to the National Association of Securities Dealers, Inc., and the Association has advised us that they have no objection to the underwriters’ compensation and other underwriting arrangements.

Securities and Exchange Commission
December 19, 2005

If you have questions or comments regarding this request, please call Kenneth L. Guernsey, Cooley Godward LLP at (415) 693-2000.

Sincerely,

ThinkEquity Partners LLC

By: /s/ Benjamin J. Davey
Name: Benjamin J. Davey
Title: Managing Director, Head of Syndicate